SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Vertro, Inc.
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

92535G204
(CUSIP Number)

Fertilemind Management, LLC
405 Lexington Avenue, 26th Floor
New York, New York 10174
Attention: Aram Fuchs
Telephone: (212) 829-4377
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  92535G204

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fertilemind Capital Fund I, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 514,355

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 514,355

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

514,355

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.:  92535G204

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fertilemind Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 514,355

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 514,355

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

514,355

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.:  92535G204

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Aram Fuchs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 514,355

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 514,355

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

514,355

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14.	TYPE OF REPORTING PERSON

IN, HC

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.005 per share (the “Common Stock”), of Vertro, Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 1 supplements Items 3, 4 and 7 and amends and restates in its entirety Item 5 of the Schedule 13D previously filed on September 8, 2011.  This Amendment No. 1 represents beneficial ownership as of October 20, 2011.

ITEM 3.  Source of Funds.

The funds used to acquire the securities described in Item 5 of this Amendment No. 1 were from working capital of the Fund, and the amount of funds totaled in the aggregate, exclusive of commissions, $183,353.96.

ITEM 4. Purpose of Transaction.

On October 20, 2011, FML sent a letter to the Chairman of the Issuer, which, among other things, expressed FML’S concern about the Issuer’s proposed merger with Inuvo.  A copy of the letter from FML is attached hereto as Exhibit B.

ITEM 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own the 514,355 shares of Common Stock held by the Fund representing 7.2% of all of the outstanding shares of Common Stock.

The percentage set forth in this response is based on the 7,154,941 shares of Common Stock outstanding as of October 14, 2011, as reported by the Issuer in its Current Report on Form 8-K filed on October 17, 2011.

(b)	The Fund, FML and Mr. Fuchs have shared power to vote or direct the vote of the 514,355 shares of Common Stock held by the Fund.

The Fund, FML and Mr. Fuchs have shared power to dispose or direct the disposition of the 514,355 shares of Common Stock held by the Fund.

(c)
The transactions effected by the Reporting Persons since the date of the most recent filing of Schedule 13D are set forth below.  Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons since the date of the most recent filing of Schedule 13D.

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
9/22/11	Common	25,000	$1.78

10/13/11	Common	86,800	$1.5997

The above transactions were effected on the open market.

(d)	Not applicable.

(e)	Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit B   Letter dated October 20, 2011 to Chairman of Issuer

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 20, 2011

Fertilemind Capital Fund I, L.P. Fertilemind Management, LLC Aram Fuchs

By:	/s/ Aram Fuchs
Aram Fuchs, for himself and as managing member of Fertilemind Management, LLC (for itself and as managing general partner of Fertilemind Capital Fund I, L.P.)

EXHIBIT INDEX

Exhibit B   Letter dated October 20, 2011 to Chairman of Issuer

EXHIBIT B

Lawrence Weber
Chairman
Vertro
143 Varick Street
New York, New York 10013

Dear Mr. Weber:

As I am sure you know on September 8, 2011 I filed a 13-D on Vertro and on October 4, 2011 I told Peter Corrao, the CEO, that I would like a seat on the Vertro board.  That is why I am disappointed that Vertro has announced a merger with Inuvo that offers shareholders 1.546 shares in Inuvo (a company that has lost money four out of the last five years) before I was able to get on the board.

I believe the share exchange dramatically undervalues Vertro.

Here is why:

The toolbar business has a great aspect about it  – it produces a steady and predictable revenue stream long after the company that produced it has been liquidated.  In the toolbar industry this is called “The Tail.”  Fertilemind has long studied the toolbar business and indeed we have a secured note based on the toolbar revenue stream of a casual game company.

According to math based on public comments that Vertro1 and Infospace2 have made, Fertilemind calculates that The Tail Vertro would produce would generate anywhere from $22.21 million to $29.42 million in cash flow over the next 8 quarters.  We estimate excess cash that would be available to shareholders (after severance and other shut-down costs) at $2.0 million.  This leads us to estimate the liquidation value of the company at a range of $3.38 and $4.39 per share.  We provide this table to illustrate various scenarios:

Gross Profit June Quarter $7.07M
Quarter	30% Attrition	25% Attrition	20% Attrition
1	$7.07M	$7.07M	$7.07M
2	$4.95M	$5.30M	$5.66M
3	$3.46M	$3.98M	$4.52M
4	$2.43M	$2.98M	$3.62M
5	$1.70M	$2.24M	$2.90M
6	$1.19M	$1.68M	$2.32M
7	$0.83M	$1.26M	$1.85M
8	$0.58M	$0.94M	$1.48M
Total	$22.21M	$25.45M	$29.42M
Excess Cash	$2.00M	$2.00M	$2.00M
Liquidation value	$24.21M	$27.45M	$31.42M
Shares outstanding	7.155M	7.155M	7.155M
Price per share	$3.38	$3.84	$4.39

I have checked this math with other knowledgeable people in the industry and they have thought it sensible. While there are certainly some synergies with Inuvo these would be available to any other Internet media firm.  That is why I would like to meet with you so we can discuss ways to improve the purchase price of the acquisition so it at least matches the price that shareholders would receive in a low-risk shutdown.

Regards,

Aram Fuchs
General Partner
Fertilemind Capital
405 Lexington Avenue
Suite 2600
New York, NY 10174

Footnotes

1.	Vertro reported the churn rate on its legacy toolbar base in its investor presentations throughout 2010.
2.
In Q3 2010 Dave Binder, CFO of Infospace at the time, told investors on the conference call that, “we’re seeing Make The Web Better [the toolbar company that they acquired] decline by about 30% quarter-over-quarter. And they generated a little over 5 million of revenue in the third quarter. So we expect it to continue in the fourth and throughout 2011, but at a declining rate.   You know, we should note that when we purchased the asset we knew that it would be declining.... The acquisition was very accretive to us.”